UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549



FORM 8-K
Current Report


Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934


Date of Report (Date of earliest event reported):  **January 26, 2009**

**CATERPILLAR INC.**
(Exact name of registrant as specified in its charter)


**Delaware**
(State or other jurisdiction of incorporation)


| **1-768** | **37-0602744** |
|---|---|
| (Commission File Number) | (IRS Employer Identification No.) |


| **100 NE Adams Street, Peoria, Illinois** | **61629** |
|---|---|
| (Address of principal executive offices) | (Zip Code) |


Registrant's telephone number, including area code:  **(309) 675-1000**

Former name or former address, if changed since last report:  **N/A**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 230.425)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

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Item 7.01.    Regulation FD Disclosure.

The following information, including the exhibit described below, shall not be deemed "filed" hereunder for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

On January 26, 2009, Caterpillar Inc. held an analyst conference call regarding the fourth-quarter 2008 financial results.  A copy of the conference call transcript is attached and furnished as Exhibit 99.1 to this Form 8-K report and is incorporated herein by reference.  The furnishing of the transcript is not intended to constitute a representation that such furnishing is required by Regulation FD or that the transcript includes material investor information that is not otherwise publicly available.  In addition, the Registrant does not assume any obligation to update such information in the future.


Item 9.01.    Financial Statements and Exhibits.

(d)    Exhibits:

     99.1     January 26, 2009 Conference Call Transcript – 4th Quarter 2008.


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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CATERPILLAR INC.


January 26, 2009                          By:     */s/James B. Buda*
                                                 James B. Buda
                                                 Vice President, General Counsel and Secretary

Exhibit 99.1

FINAL TRANSCRIPT

Conference Call Transcript

CAT – Q4 2008 Caterpillar Inc. Earnings Conference Call

EVENT DATE/TIME: JAN. 26, 2009 / 11:00AM ET

## CORPORATE PARTICIPANTS

**Mike DeWalt**
*Caterpillar Inc. - Director-IR*

**Jim Owens**
*Caterpillar Inc. - Chairman, CEO*

**Ed Rapp**
*Caterpillar Inc. - Group President*

**Dave Burritt**
*Caterpillar Inc. - CFO*

## CONFERENCE CALL PARTICIPANTS

**Robert McCarthy**
*Robert W. Baird - Analyst*

**Jamie Cook**
*Credit Suisse - Analyst*

**David Raso**
*ISI - Analyst*

**Ann Duignan**
*JPMorgan - Analyst*

**Andy Casey**
*Wachovia Securities - Analyst*

**Andrew Obin**
*Merrill Lynch - Analyst*

**Daniel Dowd**
*Berstein - Analyst*

**Alexander Blanton**
*Ingalls & Snyder - Analyst*

## PRESENTATION

---

**Operator**

 Good morning, ladies and gentlemen, and welcome to the Caterpillar earnings call. At this time, all lines have been placed on a listen-only mode and we will open the floor for your questions and comments following the presentation. It is now my pleasure to turn the floor over to your host, Mr. Mike DeWalt, Director of Investor Relations.

**Mike DeWalt**  *- Caterpillar Inc. - Director-IR*

Thank you, and good morning, everyone, and welcome to Caterpillar's year-end earnings conference call. I am Mike DeWalt, the Director of Investor Relations, and I'm very pleased to have our Chairman and CEO, Jim Owens, Group President, Ed Rapp, and our CFO, Dave Burritt, with me on the call today.

This call is copyrighted by Caterpillar Inc. and any use, recording, or transmission of any portion of the call without the expressed written consent of Caterpillar is strictly prohibited.

If you would like a copy of today's call transcript, you can go to the SEC Filings area of the Investor section of our cat.com website or to the SEC's website, where it will be filed as an 8-K.

In addition, certain information relating to projections of our results that we will be discussing today is forward-looking and involves risks, uncertainties, and assumptions that could cause actual results to materially differ from the forward-looking information. A discussion of some of the factors that, individually or in the aggregate, we believe could make actual results differ materially from our projections can be found in our cautionary statements under Item 1A, Business Risk Factors, of our Form 10-Q, filed with the SEC on October 31, 2008, and also in the safe harbor language contained in today's release.

Okay, earlier this morning, we reported results for the fourth quarter and full year of 2008, and we provided an outlook for 2009. Before we start this morning's Q&A, I will take just a few moments to summarize the year, the quarter, the 2009 outlook, and actions that we are taking to substantially lower costs in 2009 in response to what is likely to be the most difficult year for Caterpillar since the early 1980s.

Okay, I will start with a quick review of the full-year numbers. Sales and revenues were $51.3 billion. That is a $6.4 billion or 14% increase from 2007. And profit per share was $5.66, up 5%. Of that $6.4 billion increase in sales and revenues, Machinery volume was up $2.4 billion, and was concentrated in the emerging market regions of Asia, Latin America, Africa, the Middle East, and the CIS. And of that Machinery volume increase, $261 million was related to the consolidation of Cat Japan in the fourth quarter.

Engine volume for the year was up $1.7 billion, and it increased in all regions. And for the Company in total, engine sales increased in all major industries. That is oil and gas, electric power, marine, industrial, and even on-highway, which was coming off very low volumes in 2007. Okay, that's volume.

Price realization for the year was $1.352 billion, and was up for both Machinery and Engines in all four geographic regions. Price realization on Machinery was $541 million and it was $811 million for Engines.

Currency had a $653 million positive impact on sales. Given that the dollar has strengthened quite a bit over the course of the year, particularly versus European currencies, you may be wondering how we are still talking about a weaker dollar versus last year. And the answer is average exchange rates over the course of 2008 reflected a weaker dollar versus the average of 2007.

Now, finishing off the year-over-year change in our top line, Financial Products revenues were up $284 million.

Okay, let's turn to full-year profit. For 2008, again, profit per share was $5.66 and that was up $0.29 from 2008 *[sic 2007]*. And the positive factors included the price realization again, which was $1.35 billion, the increase in sales volume, and a discrete favorable tax adjustments, the largest one which occurred in the fourth quarter.

But offsetting these factors were higher material -- or manufacturing costs, particularly for material and freight, an increase in SG&A and R&D costs, lower profit from Financial Products, and a higher tax rate, if you exclude the discrete tax items.

That's a quick summary of the year. Let's move on to the fourth quarter. For the quarter, sales and revenues were $12.9 billion, and that was up 6% from the fourth quarter last year. Profit per share was $1.08, and that was down $0.42 from the fourth quarter last year.

In terms of sales, Machinery volume was about flat, excluding the impact of consolidating Cat Japan, as increases in emerging market countries about offset declines in North America and Europe. Engine volume was up $458 million, particularly in Latin America and Asia Pacific. Price realization for the Company in the fourth quarter was $308 million, the majority of which was related to Engines.

The fourth quarter was a tough one for price realization and our level of improvement from 2007 declined from the levels we saw in the second and third quarters. The consolidation of Cat Japan added $261 million of sales, and currency in the quarter was actually negative to sales, $303 million, as the dollar was stronger, particularly against European currencies in the fourth quarter than it was in the fourth quarter last year.

And Financial Products revenues in the fourth quarter were up $19 million.

Without a doubt, the fourth quarter saw a steep stepdown in expectations for the world economy, and over the course of the quarter, commodity prices tumbled. In fact, since the end of the third quarter, aluminum prices are off 45%. Copper, which is a bellwether commodity for us, is down about 50%. Oil is off about 60%, and natural gas prices are down about a third.

With the drop in commodities and deterioration in the world economy in general, we started taking significant actions in the fourth quarter. In fact, we started by taking a step we've never done before, particularly on this scale. We asked dealers around the world to look at what they had on order and readjust based on the gloomier economic picture. They did, and they made substantial order cancellations.

Without a doubt, that hurt fourth-quarter results, as we made substantial production cuts, particularly in December. Sales were lower and efficiency suffered.

We began the process of lowering costs, but that does take some time, and it will probably take another quarter before we really start to see the positive impacts on our cost structure. We'll talk more about that in a few minutes when we get into the 2009 outlook.

In the quarter, material and freight costs were also high and were about half of the $938 million increase in manufacturing costs. Our material costs tend to lag major changes in commodity prices, and much of what we saw in the fourth quarter was related to what was in the pipeline of material order at a time when commodity prices were much higher. We do expect material costs to decline from these high fourth-quarter levels as we move forward.

We had also had higher period costs in the quarter, both in our factories and for SG&A and R&D costs. In addition, profitability of our Financial Products business was off substantially. Cat Financial's margin, essentially the difference between their borrowing costs and the yield on their portfolio, was down $57 million. In addition, there were several adjustments to Financial Products' profit, including a higher provision for credit losses of $42 million, mark-to-market adjustments on interest rate derivative contracts of $47 million, and in the Other Income and Expense line, there was a charge related to the impairment of investment assets at Cat Insurance.

In total, profitability in the fourth quarter was down. The higher material costs flowed through. We had a higher level of SG&A and R&D and factory period costs as we closed the year; Financial Products dropped; and the efficiency impact of declining production schedules all combined to more than offset the benefit from a discrete favorable $409 million tax adjustment related to foreign tax credits that resulted from the repatriation of non-US earnings.

Before we move on to the outlook, I would like to just make a couple more comments about Cat Financial. And I think we need to do that to put their fourth-quarter profit in perspective. First, much of the decline in Financial Products' fourth-quarter profit was related to specific charges that we do not expect to repeat in 2009. However, we do expect that the spread between Cat Financial's cost of debt and the yield on earning assets will continue to be under pressure in 2009, as it was in the fourth quarter of 2008. And that is likely to cause 2009 profit to be lower than in 2008.

In terms of the asset portfolio, while key metrics have declined somewhat as a result of the economy, they're still at levels better than the last recession in 2002. And that is after a year-long recession in the US and six to nine months of declining economic conditions in Europe. Cat Financials' past dues moved from 3.64 at the end of the third quarter of 2008 to 3.88 at year-end. That is a 24 basis point increase over the fourth quarter. That is up, but still better than the peak of 4.78% in 2002.

In the fourth quarter, bad debt write-offs net of recoveries were $61 million, and the fourth quarter last year was $27 [*sic* $27 million]. For the year, they were $121 million versus $68 million in 2007. Now, to put the $121 million of write-offs in 2008 in perspective, that was 0.48% of the asset portfolio, which is still well below the level of 2002, which was 0.69%.

Okay, that's the fourth quarter. Let's turn to our full-year outlook for 2009. With the sharp decline in commodity prices over the course of the fourth quarter and the seriously deteriorating economic outlook, our view of 2009 has declined and declined rather sharply. At the end of the third quarter, we expected that sales and revenues in 2009 would be about flat with 2008. At that time, we were not expecting the magnitude of decline in commodity prices and we were still expecting another down but good year in emerging markets.

We are now forecasting further declines in commodity prices for 2009, and for most commodities at prices below where they are today. And we've cut our growth expectations for economies around the world. As a result, we are expecting sales and revenues in the 10% plus or minus range, around $40 billion. And with our top-line sales and revenues at $40 billion, we would expect a profit per share of about $2.50, excluding redundancy costs.

And as you might expect, to deliver the profit number, we need to take action. The $40 billion of sales and revenues reflects a sales volume decline for new machines and engines of about 30%. We need to sharply lower production schedules and our manufacturing cost structure to respond to the declining demand. In addition, we are reducing SG&A and R&D costs by about 15%.

To move the manufacturing cost structure down with sharply lower volume and to make major cuts in SG&A and R&D, we are taking action. We expect nearly 20,000 people who were with us as we started the fourth quarter to be out of the business, most by the end of the first quarter. Now, that includes actions we have already initiated, like the elimination of almost 8000 temporary, contract and agency workers, actions we've already put in place around the world, voluntary separations of 2500 support and management employees, and voluntary and involuntary separations and layoffs of about 4000 production employees. And we expect further layoffs of support and management employees of about 5000.

In addition to these actions, we have many facilities working shortened work weeks and thousands more people will be affected by temporary layoffs and full and partial plant shutdowns around the world.

We have suspended salary increases for the vast majority of [*sic* salaried] support and management employees. And with profit at $2.50 a share excluding the redundancy costs, our short-term incentive plan would not trigger a payment next year. That would generate a considerable cost reduction from 2008.

Executives and senior managers will see significant reductions in total compensation. We're cutting discretionary expenses. We are delaying R&D programs. And we are cutting CapEx almost 40%.

While most of these cost reductions have already been initiated, we won't see much of a benefit until the second quarter. That's because there's a lag between announcing actions, notifying affected employees, and then the actions becoming effective.

Which brings us to the first quarter of 2009. While we don't intend to begin providing specific quarterly guidance, given the current circumstances, it is appropriate to provide some direction on the first quarter, which will likely be particularly weak. With dealers realigning their order book and working to get their inventories down and in line with expected selling rates, our production volume in the first quarter will be very depressed.

That, coupled with most of the people-related cost reductions not being fully effective until the second quarter, and with most of our full-year expectation for redundancy costs coming in the first quarter, that means that first-quarter profit will be under severe pressure, and in fact, we may have a loss in the first quarter.

Well, I think that sums up a quick review of the year, the fourth quarter, and [*sic* next] this year's outlook. With that, we will start with the Q&A.

## QUESTION AND ANSWER

**Operator**

(Operator Instructions) Robert McCarthy.

**Robert McCarthy**  - *Robert W. Baird - Analyst*

Robert W. Baird. Good morning, everybody. Can you talk notionally about your expectations looking a little further into the cycle, if your outlook for '09 improves. I mean, nobody's forecast is ever exactly correct, but if you are right and you are delivering trough earnings this year, are we to infer from that it would be your expectation that even if global economy continues to track sideways or something like that that you would be looking to generate better results in 2010?

**Mike DeWalt**  - *Caterpillar Inc. - Director-IR*

Well, it's little bit early to be talking about 2010. I understand the concern. One thing I'll just mention about 2008, and you can kind of think about that as it plays forward -- and we said this in our release -- we expect that our results in 2009, our sales, will be depressed about $1.5 billion as dealers reduce inventory. So what we have in the outlook for 2009 in terms of sales for us is actually a little bit below what we would expect end-user demand to be.

So presuming dealer inventories came down to that level, there would be a little bit of benefit going forward in that. But I think beyond that, it's way too early to start thinking about 2010.

**Robert McCarthy**  - *Robert W. Baird - Analyst*

Okay, Mike, I appreciate that, but you are the guys using the word trough.

**Jim Owens**  - *Caterpillar Inc. - Chairman, CEO*

Bob, I think -- maybe I can just add to what Mike said. Clearly, we are looking at a seismic adjustment in our top-line sales and revenues in '09, coming off of what through the first three quarters of 2008 was a very strong year. I think it really speaks to the kind of volume flexibility and advance planning work that we have done that we feel reasonably confident that at $40 billion, we can still deliver $2.50 of profitability, which will be twice as good as we did in the last trough back in 2002. There was a long sliding correction.

It requires some pretty aggressive action, and I think our leadership team and our divisions have stepped up in taking that very aggressive action. And we just need to see where the bottom of this cycle is going to pan out. It's difficult to assess. Is oil going to be $30 or $80 at the end of the year? Is copper going to be $0.75 or $2.50 at the end of the year? These are kind of the unknowns that create a pretty wide spectrum of possibilities in the coming year.

Quite frankly, the best hope, I think, is a thoughtful stimulus package in the US and China, driving demand for commodities which cause those to bottom out and regain price levels that facilitate investment, if you will. Because the world economy still is short of capacity for a number of commodities, and particularly energy-related commodities, that are needed to accommodate growth.

So we are looking at all of those things and looking strategically at where we go. Clearly, we don't think this kind of a sales level we will experience in '09 is our long-term trend level. It is going to drop well below. And by trough, we think we can hold this kind of earnings at that level. We will continue to adjust our costs depending on the necessities and what the market opportunities turn out to be.

---

**Robert McCarthy**  - *Robert W. Baird - Analyst*

Thanks, Jim. That's a useful clarification. As my follow-up, can I ask you to put some kind of breadbox at least -- some kind of quantification around savings that you expect to realize from the $0.5 billion of redundancy expenses?

---

**Mike DeWalt**  - *Caterpillar Inc. – Director-IR*

Yes, just a couple of things. This is actually -- the redundancies, plus a series of other actions, like no pay increases, the temporary plant shutdowns.

---

**Robert McCarthy**  - *Robert W. Baird - Analyst*

Yes.

---

**Mike DeWalt**  - *Caterpillar Inc. - Director-IR*

We need -- if you think about the cost structure, we're looking at overall, between the Services businesses and new Machines and Engines, about a 25% decline in volume. So we need to essentially ratchet down the manufacturing cost structure 25%.

Now the material piece, that floats with volume. But these actions that we are taking are what's necessary to actually flex the manufacturing labor and overhead costs down and get about 15% out of SG&A and R&D. A lot of it will come out of the people reductions, kind of that 20,000 number, which includes the temporary employees and agency, plus layoffs and separations.

But a fair amount of it will come out of just not working the overtime levels. Remember, a part of our flexible cost structure was having -- we worked overtime. We had the temps. So some of it will come out of less overtime. Some of it will come out of the actions. Some of it will come out of rolling plant shutdowns and short work weeks. We have some factories working three or four days. We have some areas where they've cut from 40 to 35 hours a week. So some of it will come out of that as well.

On balance, we certainly expect to save more than the redundancy costs. But in total, it's those actions plus those other things that will ratchet the cost structure down.

**Robert McCarthy**  - *Robert W. Baird - Analyst*

Okay, thanks.

**Jim Owens**  - *Caterpillar Inc. - Chairman, CEO*

Maybe just one little addition to that thought is I would hope that by the beginning of the second quarter, our sort of run rate can be ratcheted down somewhere -- and it will vary by division -- between 12% to 15% and 25%. And that comes from a lot of this, again, trough planning work that was a key part of the strategic assessment of each of our business units. So we are looking at those leaders to take out the costs they had at the $51 billion rate as they ratchet down to a $40 billion run rate. So you'll kind of see that, I think, beginning in the second quarter much more responsive than we've been able to be historically.

**Robert McCarthy**  - *Robert W. Baird - Analyst*

Agreed. Thanks, Jim. That's a helpful clarification.

**Operator**

Jamie Cook.

**Jamie Cook**  - *Credit Suisse - Analyst*

Good morning. Credit Suisse. I guess my first question, if you guys -- I mean, the key thing I guess in my mind is your confidence in the $2.50 trough EPS, given this is a recession that most are suggesting is similar to a 1980s recession, where you lost money.

And then just a follow-up question. The dealer inventory reductions, I think, of $1.5 billion. Could you just give me a little color in terms of by region or markets or types of equipment, where you are cutting?

**Mike DeWalt**  - *Caterpillar Inc. - Director-IR*

I'll tell you what. I'll start with the back of that, Jamie, and I will talk about dealer inventory a little bit. Then we will work up to the front part of your question.

Dealer inventories are going go down literally around the world. And of that $1.5 billion, it will probably be more highly concentrated in the first half of the year, and that's why production schedules are going to be particularly low in the first quarter. So it will be declining demand plus a fairly rapid stepdown in dealer inventory.

But it's literally across the globe. I think in North America, we took out dealer inventory quite a bit in 2007, so I think there was a bit of a head start there. But it will be pretty much across the board. Not at the same rate, but Europe/Africa/Middle East probably will have a little more on average than the rest.

**Jim Owens**  - *Caterpillar Inc. - Chairman, CEO*

Maybe, Jamie, to add to that little bit, I mean, first off, our dealer inventories are reasonably well-behaved given the very significant volatility in demand that we've seen. Keep in mind that through the first three quarters of the year, a lot of our product was on extended availability. And through our marketing company and dealer credit, as soon as this downturn began to materialize, we started telling dealers, look, you don't have to take the product. We probably could have shipped $1 billion plus in incremental product in 2008, had we just done what we had historically done.

So we stepped up. We said no, we don't want to ship you product and have the wrong product in your dealership and have to discount it after the fact in order to move it. So we did a lot of things at the close of 2008 that will help us in 2009. And we have been all over trying to be sure that dealers did not build up excessive inventories.

That's a little -- almost impossible to totally avoid that, given the meltdown that occurred, particularly late in the year, in a number of developing countries, where there's kind of a long lead cycle on getting the equipment there. So I feel pretty good about how we've managed that.

As far as our confidence in the $2.50 -- and believe me, we had some discussion around the outlook and the uncertainty -- we've indicated that our top line, we think it's kind of plus or minus 10%. Quite frankly, I don't know if we can call it a lot closer than that. Hopefully, it'll be above $40 billion. So we think that's a realistic expectation at this time.

And we've got -- we've worked pretty hard with our business unit teams to be sure that we have a cost structure that we can flip to delivering $2.50 earnings, which was our trough target, you might recall, when we rolled this out in 2005. We're pretty confident we can deliver that with the exception of the redundancy costs that we will have to write off in the first quarter. And if sales go below $40 billion, we would be disappointed. But certainly, I would expect that earnings number wouldn't hold at $2.50. But we are doing everything we can to deliver it, I can assure you.

### Jamie Cook  - *Credit Suisse - Analyst*

Thank you very much. Thanks, I'll get back in queue.

### Operator

David Raso.

### David Raso  - *ISI - Analyst*

ISI. Good morning. The question's around the dividends. The last few years, your dividend payout ratio has been less than 30%. With your current '09 EPS guidance of $2.50, the dividend payout ratio, assuming you maintain a dividend, will be 67%. And obviously, some concern about the late cycle nature of some of your key profit centers -- '10 could be down.

Back in the '01/'02 time frame, your dividend payout ratio did go above 50% -- 60% for two years, and you did not cut the dividend. Can you at least give us some parameters, Jim, how you view the security of that dividend? What are payout ratios levels that you maybe become uncomfortable with and you think about cutting the dividend?

### Jim Owens  - *Caterpillar Inc. - Chairman, CEO*

Good question, David, and thank you. And you rightfully noted, we've been paying out in this very strong upmarket somewhat less than our sort of policy guideline. We've been taking our dividend up, but it hasn't gone up as fast as earnings per share in this period.

Key thing is with $2.50 in earnings per share, I would expect to generate about $4 billion in operating cash flow in 2010. And I would be -- my certain expectation at this point is it's a Board decision what dividends we pay -- but my expectation is that hopefully we would be recommending a small increase again.

We're looking at dividends through the business cycle, and if we are able to deliver on our trough earnings expectations here, I think this -- we will be looking at the long cycle, of course, too, and our dividend, we would look very much at maintaining, and probably trying to maintain modest increases going forward.

**David Raso**  *- ISI - Analyst*

So the idea essentially, you're comfortable with a 67% payout ratio in '09, with the assumption hopefully that '10 is an up year, so that begins (multiple speakers).

**Jim Owens**  *- Caterpillar Inc. - Chairman, CEO*

Absolutely, and you're looking at that versus earnings per share. I'm looking at it more in terms of cash flow. I think we can strengthen our balance sheet significantly, fund our pension plan, do a lot of things that we have said all along would be our priorities for cash, and maintain or slightly increase the dividend in 2009 as we currently look at the year.

**David Raso**  *- ISI - Analyst*

And related to the security of the dividend, if you assume some kind of modest loss in the first quarter, say $0.10 hypothetically, the rest of the year, the last three quarters, you have earnings down 38%. Really, if you adjust for that big fourth-quarter tax benefit, you're really only saying down 28%. It's not that different than your expected sales decline. Obviously, historically, Cat is not exactly a one-for-one on sales decline gives you the same EPS decline.

Can you help us understand why you have confidence your earnings aren't going to fall much more than sales the last nine months of the year? I mean, I understand all the cost cutting, but is there some price assumption I'm not fully appreciating? How do you view pricing in Engines and Machines on an absolute basis for '09?

**Jim Owens**  *- Caterpillar Inc. - Chairman, CEO*

I will start and I'll let Mike clean up for me on this one. First off, on -- we announced some price increases for 2009 back in June. I think there was a bit of a wow factor associated with that. But we were looking at an extended order board, a huge amount of pressure from commodity prices and energy prices that were impacting our suppliers, and we knew we had to give them some room there with material cost increases, which is more than 50% of our costs.

As Mike already indicated, a lot of the higher costs -- we kept the finger in the dike for quite awhile -- did hit, in terms of materials we were receiving, in the fourth quarter. And our material costs for 2008 were up about 3.2% versus the 1.2% business plan going into the year. So quite a bit different and very heavily loaded at the end of the year.

We now expect that we will be able to manage material cost increases to a much lower level in 2009 than we previously expected. We have moderated our price realization expectations for [*sic* Machines] Machinery and Engines somewhat from where we were. But we now think there will be a positive delta, if you will, in improving variable margins between material costs that we will actually experience and price realization that we will actually experience.

**Mike DeWalt**  *- Caterpillar Inc. - Director-IR*

Yes, I'd just say couple of things, too, David. You know, if you think that material costs, we really got hit, particularly in the second half of the year. So I think as we're looking at the year over year, it's really the first and second quarters -- particularly the first quarter is where you are probably going to see the biggest pain.

And then the second thing I would say is, when you are ratcheting volumes and costs down, for better or worse, you're just not able to -- in the beginning, it's hard to keep up with production declines. There's a lag between when you take action. I mean you see production volume going down and you start taking the people out and costs out, and there's a bit of a lag.

I think by the time we get past the first quarter, we will be, let's just say, more caught up. We are taking pretty significant actions. We had trough plans in place that we had been working for a long time. So we are not -- the rate of change in the world economy and commodity prices over the fourth quarter was a bit of a surprise, but we had thought about this before. We had trough actions in place. We were prepared to execute. And we started executing. So I think that is all good for our performance in this downturn versus prior.

## Jim Owens  - *Caterpillar Inc. – Chairman, CEO*

One more thing I just want to touch on on price before we leave. You know, there's always concerns about radical discounting in a big downcycle. Inventories overall, I think, have been pretty well-behaved out there this time around. And I am encouraged at least by what I read in the newspaper and our own actions is that most of the competitors in our industry are radically reducing production and supply, therefore, as opposed to just slashing prices. And given the market conditions out there and the pressure on suppliers, I think that's healthy.

## David Raso  - *ISI - Analyst*

Is it fair to say the Solar turbines, though, suggest that may be strength in the long backlog, you do expect better price realization in Engines than Machines. Is that fair?

## Jim Owens  - *Caterpillar Inc. - Chairman, CEO*

I would say it is definitely the case for turbines and large engines, particularly gas turbines, the order backlog for 2009 looks very solid. It's probably the most -- the highest comfort level I have at the moment.

## Operator

Ann Duignan.

## Ann Duignan  - *JPMorgan - Analyst*

JPMorgan. Good morning, guys. I guess my question is around your balance sheet. Our credit team has a relatively bearish outlook on Caterpillar right now, just based on the fact that your debt-to-total-capital ratio is 58%. You have had the covenant violations, which have been appeased for now. And the potential that you could have excess -- or an oversupply of Cat debt to be refinanced in '09. Can you react to these issues and tell us what you think in terms of the potential or the risk of a credit rating downgrade?

## Ed Rapp  - *Caterpillar Inc. - Group President*

Ann, this is Ed Rapp. We don't speculate in terms of the rating agencies. What I would tell you is that on the balance sheet, as you commented, the debt-to-cap-ratio went up to 58%. But our historical range we've tried to manage it in is that 35% to 45% range.

And if you look at that movement, it was really driven by two things. One was the results of pensions, which a lot of people are dealing with. It was about an 11-point hit. And we also had about 3 points due to carrying excess cash, which is -- during this period of time of the global financial markets, we just think is prudent management.

So we think if we get some reasonable recovery in terms of equity markets throughout the year, we can get back down into that target range toward the end of the year.

The other one to keep in mind is that in terms of the debt-to-cap-ratio, the integration of Cat Japan had about a 7-point impact on that ratio.

So we think that we've got it well-managed. We'll bring it down throughout the year. We had some one-time only adjustments that hit, especially the OCI. But we are very focused and we have a plan in '09 that has a strong focus on cash flow. And with the inventory reductions we know we will see, like the $500 million we got in the fourth quarter of '08, we think we will generate good cash flow and maintain a strong balance sheet.

### Ann Duignan  - *JPMorgan - Analyst*

But the biggest component of being able to manage this is that the equity markets recover and your pensions become less of a headwind?

### Ed Rapp  - *Caterpillar Inc. - Group President*

I think the big driver is just good, prudent management, generating cash flow, bringing inventory down. And we think we've got the plans in place to do it and we've started to gain traction on that with the inventory reductions we saw in the fourth quarter.

### Jim Owens  - *Caterpillar Inc. – Chairman, CEO*

Long-term, Ann, hopefully the equity markets will return to some semblance of normal multiples and therefore recover. We plan to put close to $1 billion into our pension plans in the coming year.

Again, the key thing is that at $2.50 and roughly $40 billion worth of sales and revenue, we think we will generate about $4 billion in operating cash flow. We are reducing significantly our CapEx expenditure for the coming year, and with our normal priority, I think we will rebuild the balance sheet and give the rating agencies a lot of comfort, as Ed has just outlined.

### Ann Duignan  - *JPMorgan - Analyst*

Okay, and that does bring me to my follow-up question. The 40% cut in your CapEx, how much of that was in reaction to having to conserve cash because of your debt-to-capital ratio versus how much of it is a change in what you are seeing out there in the world and the desire not to expand that peak or trough of the cycle at this point? And in that context, can you talk about -- you were going to add significant CapEx for your Navistar lines, etc., etc. Can you just kind of segue into that? I know it's a long question.

**Jim Owens**  *- Caterpillar Inc. - Chairman, CEO*

It is a long question. Let me just say --

**Ann Duignan**  *- JPMorgan - Analyst*

Sorry. As much of that as you can answer, please.

**Jim Owens**  *- Caterpillar Inc. - Chairman, CEO*

Well, briefly, in deliberating and thinking about our CapEx, clearly -- I mean, it drives a lot of period costs to invest capital and to do it efficiently. And a lot of our costs last year were driven by a very heavy agenda of capital expenditures. We were looking to eliminate bottlenecks and to improve our operating performance of our units. So a lot of things were being invested in existing manufacturing operations, as well as brand-new facilities in Asia.

We essentially went through a pretty thoughtful, I think, and strategic assessment of last year's CapEx was about -- $2.4 billion. It wanted to be closer to $3 billion in 2009 roll up from our business units. We actually felt that we could afford to spend -- and the kind of depreciation we want to carry -- about $1.5 billion. So we went through a pretty exhaustive assessment of where to spend capital this year.

We want to finish off in-flight capital programs. But we want to get the motor grader moved to a new location. That, we think, will help us with our cost structure and be more efficient with that, but also frees up room to add capacity for large mining trucks eventually in Decatur. But some of that can be slowed, as the global mining industry is certainly going to take a down-step correction.

But moving the motor graders was a priority and getting out ahead of Tier 4 with that. The same with moving engine assembly into a smaller, more focused facility for the volumes that we need. We think right-sized is important, and it will improve, again, our cost competitiveness and allows us to use the Mossville facility for other purposes.

And we will continue with our investments on the Wuxi campus in China, which is basically engines and hydraulics, cabs, key components, if you will, that support the assembly capacity that we have already put in place in that key emerging growth market.

So those are kind of the priorities. Well, those three plus Tier 4 emissions. But we are confident we can get that done with a spend of no more than $1.5 billion in the current year. And I think that CapEx number can slow down even further than that in 2010 as we look out, depending on, again, how we see the market recovery and what kind of capacity needs we need to put in place and how fast.

**Ann Duignan**  *- JPMorgan - Analyst*

Thank you.

**Operator**

Andy Casey.

**Andy Casey**  *- Wachovia Securities - Analyst*

Wachovia Securities. Good morning. With respect to Engines' margin performance during the quarter, both year-to-year and quarter-to-quarter margins dropped despite revenue improvement. And I'm just wondering what was behind that. Was that all related to your inventory reduction or was there something else weighing on Q4 margins?

## Mike DeWalt  - *Caterpillar Inc. - Director-IR*

I think you have two things, Andy. For the first couple of quarters, actually, the Engine business was actually pretty flat on material costs. But I mean, they are not immune to the -- the commodity cost increases that much of the world saw in the second quarter, we started to see in the third quarter, and we really saw in the fourth quarter.

So I think if you look at Engine profitability, you had a couple of things going on. You had more material costs flowing through. And then secondly, we really started cutting production schedules in the Engine business, as well as the Machine business. It wasn't just Machine. So I'd say it was two things -- material cost and efficiency cost levels around starting to really scale back production.

## Andy Casey  - *Wachovia Securities - Analyst*

Okay, thanks, Mike. And then if -- we've seen some of this in channel checks -- but if we step back from kind of the profile of the cycle so far, you had an unprecedented increase in -- well, let's just look at Machines' demand. And now, it looks like we are seeing the back side of that. It seems to suggest that there would be a significant buildup of used equipment overhang, and you kind of touched on it in the North American outlook, related to the potential benefit of the stimulus.

Can you talk on the potential dynamic related to new equipment pricing? Is that an overhang that could affect that, or is the inventory reduction in new equipment inventories enough to offset that?

## Mike DeWalt  - *Caterpillar Inc. - Director-IR*

Well, we do expect that used equipment prices are going to continue to fall. I think -- I'm going to get this number little bit wrong, but probably directionally correct -- I think in the US, used equipment prices were off order of magnitude 10% in '08. Our view is they are probably going to decline again in '09. So that definitely isn't a positive for pricing.

But big factors on pricing are how much dealer inventory is there out there? Is there a glut? Have you got too much? Heck, you're seeing that certainly in the auto industry today. And I think we've done a pretty decent job of really trying to keep a lid on inventory. Yes, it needs to go down further, but I think the demand levels that we had last year just -- even if we had wanted to, we weren't able to build as much as maybe even some dealers would have liked.

I think beyond that, we have come off a period of extraordinarily high commodity prices, and that's been a factor on driving price realization as well.

Again, I'm kind of rehashing ground that Jim kind of already talked about a little bit. There are certainly negatives out there in terms of pricing. Demand is going down. Used equipment prices are likely to be negative. But we are really trying to keep a lid on supply. We are trying to cut our production appropriately. And our view is that can get us some price realization in '09. Certainly a lot less than we thought we could do three, four, five months ago.

## Andy Casey  - *Wachovia Securities - Analyst*

Thank you very much.

**Operator**

Andrew Obin.

**Andrew Obin** - *Merrill Lynch - Analyst*

Merrill Lynch. Just philosophically speaking, thinking about finance sub and thinking what the dealers are facing. On one hand, it seems that I'm hearing from dealers that you guys are offering to help dealers in this environment, maybe, with financing. On the other hand, capital is getting more expensive.

So do you need to shrink the balance sheet in this environment for the finance sub or are you going to grow it in this environment? And what do you think is going to happen with the spreads in the sub over the next couple of years?

**Ed Rapp** - *Caterpillar Inc. - Group President*

Andrew, this is Ed Rapp. You know, in terms of your first question, relative to the dealers, I think one of the advantages that we have is the relative strength of our dealer organization. And in many, many cases -- in fact, vast majority of the cases -- they have good access in terms of their own funding. And like you said, that have long-standing relationships, strong balance sheets.

And if you look back over time, I think you will find that our distribution organization has performed exceptionally well in downturns. Probably the greatest test driver of that was the Asia crisis, which we came through without really losing a single dealer. So we think the dealer organization is healthy, strong, and will perform well in this downturn like they've done in others.

On the balance sheet side in Cat Finance, we have been able to maintain access to liquidity. For example, late in the year, they raised almost $500 million through their retail notes program. Credit markets are still, if you would, I'd say a bit unsettled, but have improved. And so we do see continuing access to liquidity, which we think will allow us to allow the portfolio to change and grow based on the market.

**Jim Owens** - *Caterpillar Inc. - Chairman, CEO*

I should put in one plug. We've complained a little bit to the Treasury and the Federal Reserve about the fact that all of the guarantees for upside-down banks, if you will, have resulted in a kind of distortion of the market, to where single-A companies are paying more of a premium, substantially more, than they were in credit markets when you could go direct.

And that has had a perverse impact of significantly increasing the spreads for single-A-rated risk, even when their finance companies -- and I think ours is performing very well in terms of the underwriting associated with the credit risk that we are taking. But we are paying now a big premium compared to what banks will pay and what we were paying six months ago.

That's a big problem for the economy, because roughly $100 billion of finance in this country comes from captive finance companies, who, by the way, know the customers a lot better and more intimately, can do a better job of lending to them and repossessing and re-marketing the products that need be. And it's one of the challenges that I think will probably get addressed hopefully in the stimulus package or sometime there around.

**Andrew Obin** - *Merrill Lynch - Analyst*

And can I just ask a follow-up question that might seem naive. But when you were doing your debt deal in 4Q, were the rating agencies aware of the equity write-downs that you will need to take associated with the pension fund?

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**Ed Rapp** – *Caterpillar Inc. – Group President*

Andrew, what I'd say is that I'm sure the rating agencies are fully aware of what's going on in the equity markets around the world. I can't comment on any specific knowledge about our movement. But our policy relative to our pension funding has been consistent over time. Our profile of how much is in the equity side of it has been consistent over time.

So I think it was readily transparent to the world, I think, what kind of challenges a lot of companies were going to have relative to the pension performance and related OCI.

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**Jim Owens** - *Caterpillar Inc. - Chairman, CEO*

Every company in the country that has a large defined-benefit plan, because markets universally have declined radically, has an OCI hit. And certainly, we have discussed that in our Treasury Group's meetings with the rating agencies on a regular basis. I don't think there is any surprise there for them.

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**Dave Burritt** - *Caterpillar Inc. - CFO*

This is Dave. We do have regular updates with all the rating agencies in an open transparent manner and we intend to keep it that way.

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**Andrew Obin** - *Merrill Lynch - Analyst*

Thanks a lot.

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**Operator**

Daniel Dowd.

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**Daniel Dowd** - *Berstein - Analyst*

Bernstein. You know, let's start from the mining end market for just a minute. Are you noticing dramatically different order cancellations from the coal-related companies compared to the metals-related companies? And can you comment more broadly on what you're seeing in your backlog and pricing pressure in that particular segment?

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**Mike DeWalt** - *Caterpillar Inc. - Director-IR*

Yes, I think if you look at, so far anyway, areas like gold and gold mining and coal mining have held up, let's say, better than steel, copper, and certainly the oil sands. And I think as you look forward to the rest of the year, I think we would be a little bit more bullish on coal, for example, than we would metals, minerals, and quarrying, for example.

In terms of pricing, for a not insignificant chunk of what we do, in fact a pretty big chunk of what we do, we have alliance agreements with customers that actually cover pricing. It's not ad hoc. And the backlogs, even though some of the orders are getting pushed out, much of what we will sell this year has been on order for quite some time. It's not -- you know, in mining, it's not quite the same as somebody comes in and says, can I buy this from the dealer and let's discuss a price today. So the backlog has been around for awhile and much of the pricing is based on the agreements that we have with mining customers.

I'm sorry, did I miss a middle part of your question?

**Daniel Dowd**  *- Berstein - Analyst*

Well, what I'm trying to get to is -- is the $2.50 of earnings predicated on significant overcapacity in your mining-related businesses, or is it the case that 2009 you think you will be able to pull forward some of the incremental demand from out years?

**Mike DeWalt**  *- Caterpillar Inc. - Director-IR*

It has a pretty negative picture for mining as well. We're not flat or up certainly in mining [*sic* next] this year. It's going down as well. Although, again, I think, you know, coal and gold mining are a little bit better than the rest. So no, mining is a negative as well.

**Jim Owens**  *- Caterpillar Inc. - Chairman, CEO*

It's going down compared to the record year of mining truck shipments we will have this year. But we had a very substantial order backlog on the order of three years. That has -- the volatility in the orders and people sliding by (inaudible) accounts and orders has been very high. But the order backlog still looks reasonably good for this year, although even that we have reserved, some of those are likely going to be canceled.

But a key factor here is, I think, the mining industry was never able to get all the equipment they wanted in the boom. And the average age of the truck working in a mine today is over 10 years old, which is older than normal life cycles. And so there's a replacement cycle that will likely come as better availability comes about.

So right now, all bets are off. The mining commodity prices have dropped so radically and rapidly that mining companies are reassessing their own capital plans and which mines they are going to keep open and which ones they are going to run. But once that stabilizes, I think you will see mining companies coming back (technical difficulty) their fleets, maintaining those fleets, replacing those fleets for optimum efficiency.

And as Mike indicated, 75% of the industry we have alliance agreements with. They didn't get big price increases, even though we were long sold out. There's a formulaic approach to how much price we took. I expect prices in the mining industry will hold reasonably well. And again, a strong replacement cycle, and I fully expect the mining cycle, you know, it's going to go off the sleds in '09. But I think as the global economy stimulus packages that are out there kick in, there is still a shortage of capacity to support growth rates in the global economy of 3% to 3.5%. So that will come back.

**Daniel Dowd**  *- Berstein - Analyst*

Okay. So what I would take away from that is what's baked into the $2.50 is dramatic declines in actual mining revenues this year. But to think about $2.50 in 2009 as a trough, you really have to believe that mining -- or one of the key things you probably have to believe is that mining commodities, particularly in the metals, recover pretty substantially by the back end of '09 or early 2010.

**Jim Owens**  *- Caterpillar Inc. - Chairman, CEO*

Well, we've given you some of our thinking regarding threshold levels that will drive normal operations and, if you will, some investment. For example, for copper, we think that's around $1.30. So if it goes materially below $1.30 and stays there for awhile, people will shut down mines and park trucks and not do maintenance, etc.

If it goes back to $1.80, I would expect there to be a normal functioning of all of the major copper mines in the world, and things will settle back down. So much depends on -- there's probably going to be an overcorrection in commodity prices, but the threshold level for investment is well below the peaks they reached last year. We aren't looking for those peaks to come back in the foreseeable future, but we are looking for commodity prices to stabilize and rebound a little bit off the floors they will likely hit in the first half of '09.

**Mike DeWalt**  *- Caterpillar Inc. - Director-IR*

I'll just make one more comment on that, and then we will take -- we have time, I think, for one more question. If you look at commodity prices today -- and I kind of mentioned this in the open remarks -- our forecast is based on actually average commodity prices for this year that are a little bit below actually where we are today. So we have some further decline in commodity prices built in the outlook for '09. We are ready for one more question and then we will wrap it up.

**Operator**

Alexander Blanton.

**Alexander Blanton**  *- Ingalls & Snyder - Analyst*

Ingalls & Snyder. I think we need some clarification on how you are going to handle these redundancy costs, most of which you say you will be taking the first quarter. Because in the past, these kinds of costs have been rolled into your reported earnings. But now, you've given us a forecast of $2.50 for this year without that in there. And I assume that when you say you might have a loss in the first quarter that it does not include the redundancy costs either.

So how are you going to report? Are you going to break it out? Are you going to say, we are going to have earnings of X and then subtract the redundancy costs, which are $0.82 -- the part you forecast -- and then can give us two numbers? Or how are you going to do it?

**Mike DeWalt**  *- Caterpillar Inc. - Director-IR*

First off -- that's a good question actually to clarify here, Alex. Thank you. The $2.50 would not include redundancy costs. We said we expect redundancy costs of about $500 million.

**Alexander Blanton**  *- Ingalls & Snyder - Analyst*

That's $0.82.

**Mike DeWalt**  *- Caterpillar Inc. - Director-IR*

So the actual number will be less than $2.50 if you include the redundancy costs. Now in the first quarter -- in the back of our release, we have a short discussion of the first quarter. And what we are really talking about there is reported earnings could be a loss, and one of the factors that could cause the first quarter to be a loss is the booking of much of that redundancy cost, much of that $500 million.

**Alexander Blanton**  *- Ingalls & Snyder - Analyst*

So when you report, though, in 2009, (multiple speakers) are you going to give us two figures or one figure?

**Mike DeWalt**  *- Caterpillar Inc. - Director-IR*

Well, when we report, we will tell you what our actual profit after tax is, and we will tell you how much of our profit was redundancy costs.

**Alexander Blanton**  *- Ingalls & Snyder - Analyst*

So we can add it back and get the number that compares with the $2.50 that you are telling us you might have.

**Mike DeWalt**  *- Caterpillar Inc. - Director-IR*

That's correct, and --

**Alexander Blanton**  *- Ingalls & Snyder - Analyst*

Because in the past, you haven't broken these things out very well.

**Mike DeWalt**  *- Caterpillar Inc. - Director-IR*

And the math, Alex, on the $500 million is more like about $0.56 a share actually -- $0.55, $0.56.

**Alexander Blanton**  *- Ingalls & Snyder - Analyst*

Yes, you're right, absolutely right. So it's really talking something around $2 in terms of what you're really going to report.

**Mike DeWalt**  *- Caterpillar Inc. - Director-IR*

Including redundancy costs, yes.

**Alexander Blanton**  *- Ingalls & Snyder - Analyst*

Yes, but I mean, that's the way you report historically. Secondly, the tax benefit of the fourth quarter, was that in your original guidance? You gave us guidance of $6 for the quarter. Was that in there or not?

**Mike DeWalt**  *- Caterpillar Inc. - Director-IR*

If you go back to our third-quarter release, there's a couple of points on tax. We did expect the tax rate in the fourth quarter to go down about a point, excluding discrete items, and that didn't happen. So from excluding that $400 million item, our tax rate was about a point higher for the year than we thought it was going to be. And that -- we did get the investment -- or the R&D tax credit, but the geographic mix went against us.

The $409 million was not implicit in the $6 a share. We talked about it in the 10-Q as a possibility, but it was not explicitly included in the guidance.

**Alexander Blanton**  *- Ingalls & Snyder - Analyst*

Okay. So what we really have is if you look at around 40 -- I think it was $0.41 after the tax benefit, versus the $1.42, these are the comparable numbers, right? In other words, we have to subtract the tax benefit from your earnings, because you didn't have it in the original guidance, if we want to compare what you did with the guidance.

**Mike DeWalt**  *- Caterpillar Inc. - Director-IR*

Yes.

**Alexander Blanton**  *- Ingalls & Snyder - Analyst*

Isn't that correct?

**Mike DeWalt**  *- Caterpillar Inc. - Director-IR*

That's correct.

**Alexander Blanton**  *- Ingalls & Snyder - Analyst*

Okay. Thank you very much.

**Mike DeWalt**  *- Caterpillar Inc. - Director-IR*

All right.

**Jim Owens**  *- Caterpillar Inc. - Chairman, CEO*

Maybe just in closing, clearly, 2008 was -- while it was a record year, it was certainly a very challenging year. And to go from extended delivery and booming market conditions in the number of key sectors we served through the third quarter, while dealing with recessionary conditions that were already prevalent in the United States, Japan and in Europe, certainly created a number of challenges for us during the year.

You should all know -- I know you were disappointed in our fourth-quarter delivery. So were we. As I assess our team's performance, I have to look pretty introspectively at the fact that we were -- we had seismic moves in the global economy in the fourth quarter, particularly with commodity prices, and literally hit a wall in December. Our sales stayed pretty strong through October, well into November, but we pretty much hit a wall in December.

A lot of our business units -- at that time, we were putting together our business plans for 2009 -- and they were trying to wrap things up, close things down in terms of CapEx, etc., preparing for kicking in the trough plans that we had worked on long and hard. So as I think about our performance, I have to kind of assess all that.

We don't run the business for the quarter. We run the business for the long term and the long-term health of the Corporation and taking care of our customers. And that's what we are very much focused on. I think, appropriately, we are laser-focused now on delivering the trough earnings commitment that we had, if sales hold at about $40 billion, recognizing there's a lot of uncertainty around the top line still for the coming year.

But we've got a team that's been through some pretty significant business cycles in the past. They are seasoned. We have been practicing for this, so now we'll see if we can walk the talk and implement. I am confident that we can.

And I also -- we have to reflect on the fact we are all staring at our navels here and thinking, wow, this is -- the world has melted down. But housing starts in the US this year are going to be around 900,000 starts. Somewhere out there in our not-too-distant future, housing starts will be back to 1.6 million to 1.8 million starts a year.

We will stimulate the global economy, I hope, with a good, thoughtful package in the United States. The Chinese are doing the same. A number of the emerging markets have relatively low inflation and stronger balance sheets than they've ever had going into a recession of this type.

If we just get the financial market to stabilize globally, this economy wants to grow, and we, Caterpillar, I think, are exceptionally well-positioned to help it grow the right way going forward.

So we have to keep a quarter in perspective sometimes, and we are working to do that. And at the same time, we're taking, I think, some very painful assertive actions to be sure we right-size our costs and we do it quickly. So we thank you all for being with us this morning and for your patience.

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**Mike DeWalt**  *- Caterpillar Inc. - Director-IR*

Thank you.

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**Operator**

Thank you, ladies and gentlemen. This does conclude today's conference call. You may disconnect your phone lines at this time and have a wonderful day. Thank you for your participation.